08006242

File No. 82-5089

News Release

RECEIVED
2008 DEC 15 A 6:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

ZFoundation

ZURICH®

Zurich announces three long-term partnerships to address social and environmental challenges

Zurich Financial Services
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Switzerland
www.zurich.com
SIX Swiss Exchange/
SWX Europe: ZURN
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Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
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fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, December 11, 2008 – Zurich Financial Services Group (Zurich) is today announcing that its Z Zurich Foundation (Foundation) has established 5-year partnerships with three globally active Non-Profit Organizations (NPOs) to address global, social and environmental challenges that are linked with Zurich's business activities. The partners are UK-based Practical Action, US-based Rainforest Alliance, and the Swiss-based International Federation of Red Cross and Red Crescent Societies (IFRC).

Zurich's Z Zurich Foundation – the former Jubilee Foundation – has been reformed to broaden its scope, increase its impact and develop long-term partnerships with select NPOs. These first three partnerships, which include a financial contribution of CHF 2.5 million to each partner, aim to bring about innovative and sustainable solutions, combining Zurich's global experience and risk management capabilities with the NPOs' local knowledge and sustainable development expertise.

"We believe it's critical to our long-term business success to play our part in delivering sustainable, long-lasting solutions to important and relevant economic, social and environmental challenges. Especially in these times of financial turmoil, it is important to underpin our commitment to corporate responsibility and sustainability", says Martin Senn, Zurich's Chief Investment Officer and Chairman of the Foundation's Board.

Focus on climate change, water scarcity and food security

The Foundation's mission is to equip people with the knowledge and resources to better manage change and risk in their lives and in the world around them. On a strategic level it will develop long-term partnerships with selected NPOs. This leading partnership model goes beyond financial

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support to working together in areas of common interest to Zurich and the non-profit partner. The Foundation's current focus is on the interlinked challenges of climate change, water scarcity and food security. For example, the Foundation will support the innovative work of both Practical Action and the IFRC to move poor communities from vulnerability to resilience by enabling them to be better prepared for and reduce the risks of natural disasters. Here, Zurich will also bring its extensive natural disaster expertise to bear. Another example is the Foundation's support of Rainforest Alliance's leading climate change work, promoting sustainable forestry practices. Zurich and Rainforest Alliance will explore the links between insurance and sustainable forestry.

Martin Senn, Zurich's Chief Investment Officer and Chairman of the Foundation's Board, adds: "We are very pleased to have found NPO partners who share our commitment to sustainable, long-term solutions. Through these partnerships we will work together to find solutions for the pressing interlinked challenges of climate change, water scarcity and food security."

With potential access to the employees and risk management capabilities of Zurich worldwide, the Foundation also seeks to find ways of harnessing this expertise to add value to the work of the NPO partners beyond the Foundation's financial contribution.

Note to editors:

About "Practical Action"

Practical Action is an international non-profit organization which specializes in helping people to use technology for practical answers to poverty. The right idea - however small - can change lives. It can create jobs, improve

health and livelihoods. Practical Action supports poor people to get access to information, knowledge and options, to identify their priorities and choose the way to address them. The Foundation will support Practical Action's "Reducing Vulnerability" and "Making Markets Work for the Poor" programs. In Bangladesh, for example, disaster preparedness and disaster risk reduction will help thousands of poor families move from vulnerability to resilience by enabling them to be better prepared for and reduce the risks of natural disasters. The lessons from this project can be leveraged to other regions and countries. Additionally, in Peru, hundreds of families from the tropical forest region will change to sustainable and profitable farming practices. This will enable both protection of the rainforest and sustainable livelihoods for the farmers and surrounding communities. Beyond the Foundation's financial contribution, Zurich and Practical Action will work together on areas of mutual interest such as using Zurich's disaster risk reduction and preparedness expertise to help poor and vulnerable communities become more resilient to natural catastrophes.

About "Rainforest Alliance"

The Rainforest Alliance works to conserve biodiversity and ensure sustainable livelihoods by transforming land-use practices, business practices and consumer behavior. The Rainforest Alliance works with people whose livelihoods depend on the land, helping them transform the way they grow food, harvest wood and host travelers. The Rainforest Alliance's main tool for change is certification of sustainable forestry and agricultural practices as well as developing markets for these certified products. The Foundation will support the development of sustainable agricultural standards and practices for cattle farming, one of the leading causes of deforestation of tropical rainforests. The Foundation will also support Rainforest Alliance's climate change work. Deforestation causes between 18% and 25% of the world's CO_2 emissions. Sustainable forestry management is one of the most effective and inexpensive ways to offset CO_2 emissions. Additionally, forests provide

many valuable services (e.g. water storage, climate buffering, soil stabilization, etc.). Rainforest Alliance is working with communities to address both the need to protect forests as well as the need to secure sustainable livelihoods. Beyond the Foundation's financial contribution, Zurich and Rainforest Alliance will work together on areas of mutual interest such as looking at the impact of sustainability certification on risk reduction and promoting sustainable procurement practices.

About "International Federation of Red Cross and Red Crescent Societies (IFRC)"

The IFRC, part of the International Red Cross and Red Crescent Movement, is a global humanitarian organization which coordinates and directs international assistance following natural and man-made disasters and other crises in non-conflict situations. Its mission is to improve the lives of vulnerable people by mobilizing the power of humanity and its work focuses on four core areas: promoting humanitarian values, disaster response, disaster preparedness, and health and care. The number, severity and impact of disasters are increasing because of factors such as climate change, unplanned mass urbanization, rapid population growth and environmental degradation - and Zurich and the IFRC are determined to cooperate and work together to address this challenge. The Foundation will support efficient and effective disaster response through annual contributions to the IFRC's Disaster Relief Emergency Fund. In addition, the Foundation will support the IFRC's work in mitigating the impact of natural disasters through contributions to the IFRC's disaster risk reduction programmes, which aim to build safer and more resilient communities. Some 160 Red Cross and Red Crescent Societies are committed to implementing and scaling up community-based disaster risk reduction programmes, which include information and awareness-raising, training in first aid and conducting assessments, pre-positioning relief items and contingency planning.

ZURICH®

For additional information about our NPO partners please contact:

Practical Action
Jane Eason
+ 44 (0) 1926 634 510
jane.eason@practicalaction.org.uk
http://www.practicalaction.org/

Rainforest Alliance
Abby Ray
+1 (0) 646 452 1939
aray@ra.org
http://www.rainforest-alliance.org/

International Federation of Red Cross and Red Crescent Societies
Marie-Françoise Borel
+ 41 (0) 22 730 43 46
+ 41 (0) 79 217 33 45
mf.borel@ifrc.org
http://www.ifrc.org

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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